Reporting Person: Figliolini, John
                  P.O. Box 392
                  Wainscott, New York 11975

Name of Issuer:   Receivable Acquisition & Management Corp.

Date of
Transaction:      February 6, 2004 (1)


(J)(1) On July 28, 2003, a U.S. Bankruptcy judge for the U.S. Bankruptcy Court for the Eastern District of New York confirmed the Plan of Reorganization of Feminique Corporation (the "Plan"). As part of the Plan, Matterhorn Holdings, Inc., owned 100% of the outstanding shares. Matterhorn Holdings, Inc. made a cash contribution of $7,178 necessary to fund payments to administrative and priority creditors. The Issuer, under its former name of Feminique Corporation, was to issue 28, 311,830 shares of its Common Stock. Unfortunately the Issuer had only 23, 344,085 shares of its Common Stock available for issuance at that time. Matterhorn Holdings, Inc. deferred receipt of the 3,323,296 shares until such number of shares were authorized and available for issuance. Pursuant to special shareholder meeting of February 6, 2004, the Issuer issued 1,661,648 shares of Common Stock to Matterhorn Holdings, Inc., leaving a balance of 1,661,648 shares still to be issued subject to a further increase in the authorized shares of Common Stock.